Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

**IMMEDIATE**

### *NORTEK CALLS CERTAIN SENIOR NOTES FOR REDEMPTION*
———————————

PROVIDENCE, RI, February 13, 2004—**Nortek Holdings, Inc.** and its wholly

owned subsidiary, **Nortek, Inc.** ("Nortek"), announced that **Nortek** has called for

redemption on March 15, 2004 all of the Company's outstanding 9¼% Senior

Notes due March 15, 2007 and on March 14, 2004 all of its 9 1/8% Senior Notes

due September 1, 2007.  The 9¼% Senior Notes and the 9 1/8% Senior Notes

are being called at a redemption price of 101.542% and 103.042%, respectively,

of the principal amount thereof plus accrued and unpaid interest.  On that date,

interest on the notes will cease to accrue.  As of this date, $459,424,000,

principal amount of these notes are outstanding.


In addition, the Company has called for redemption on March 14, 2004

$60 million of the Company's outstanding 8 7/8% Senior Notes due August 1,

2008 at a redemption price of 104.438% of the principal amount thereof plus

accrued and unpaid interest.  On that date, interest on the notes will cease to

accrue.


U.S. Bank N.A. is paying agent for the redemption.

**- m o r e -**

**Nortek*** (a wholly owned subsidiary of **Nortek Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products currently include: range hoods and other spot ventilation products; heating and air conditioning systems; indoor air quality systems; and specialty electronic products.

**As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.*

*This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek with the Securities and Exchange Commission.*

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